UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 5, 2019 (August 3, 2019)

OCCIDENTAL PETROLEUM CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	001-09210	95-4035997
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5 Greenway Plaza, Suite 110 Houston, Texas	77046
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (713) 215-7000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
9 1/4% Senior Debentures due 2019	OXY 19A	New York Stock ExchangeNew York Stock Exchange LLC
Common Stock, 0.20 par value	OXY	New York Stock ExchangeNew York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Purchase and Sale Agreement

As previously announced, on May 3, 2019, Occidental Petroleum Corporation (“Occidental”) and Total S.A. (“Total”) entered into a binding Memorandum of Understanding (the “MOU”).  On August 3, 2019, Occidental and Total entered into a definitive Purchase and Sale Agreement (the “Purchase and Sale Agreement ”), pursuant to which Occidental has agreed to sell to Total all of the assets, liabilities, businesses and operations of Anadarko Petroleum Corporation (“Anadarko”) in each of Algeria, Ghana, Mozambique and South Africa (collectively, the “Acquired Businesses”) for a total purchase price of $8.8 billion in cash, subject to certain adjustments as set forth in the Purchase and Sale Agreement (the “Transactions”).  The Purchase and Sale Agreement supersedes the MOU in all respects.

The completion of the Transactions is subject to the consummation of the merger between Baseball Merger Sub 1, Inc., a wholly-owned subsidiary of Occidental (“Merger Sub”), and Anadarko (the “Merger”), as contemplated by that certain Agreement and Plan of Merger, dated as of May 9, 2019, among Occidental, Merger Sub and Anadarko, as well as the satisfaction or waiver of certain customary closing conditions, including the absence of any order or law prohibiting consummation of the Transactions and the receipt of required governmental approvals.  An initial closing will occur following satisfaction or waiver of the conditions applicable to the Transactions in either Algeria or Mozambique.  If governmental approvals in other jurisdictions remain outstanding at the time of the initial closing, subsequent closings will occur in the remaining jurisdictions as such approvals are received.

The obligation of each party to consummate the Transactions is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality qualifications) and the other party having performed in all material respects its obligations under the Purchase and Sale Agreement.

The Purchase and Sale Agreement contains customary representations and warranties of Occidental and Total. Additionally, the Purchase and Sale Agreement provides for customary covenants of Occidental and Total, including a covenant of Occidental to conduct the Acquired Businesses in the ordinary course following the Merger, and covenants of each party to refrain from taking certain actions without the other party’s consent.  Occidental and Total also agreed to use their respective reasonable best efforts to cause the Transactions to be consummated and to obtain any required governmental approvals, subject to certain exceptions.

The Purchase and Sale Agreement includes customary termination rights for both Occidental and Total, including the right to terminate the Purchase and Sale Agreement if no portion of the Transactions have been consummated by December 1, 2020.

The foregoing description of the Purchase and Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase and Sale Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Purchase and Sale Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Occidental, Total or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Purchase and Sale Agreement were made solely for purposes of the Purchase and Sale Agreement and as of specific dates, were solely for the benefit of the parties to the Purchase and Sale Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase and Sale Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase and Sale Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase and Sale Agreement, which subsequent information may or may not be fully reflected in Occidental’s or Total’s public disclosures.

Forward Looking Statements

Any statements in this communication about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko or the proposed sale of Anadarko’s assets in Algeria, Ghana, Mozambique and South Africa to Total, benefits and synergies of the proposed transactions and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: Occidental’s ability to consummate the proposed transaction with Anadarko or the proposed transaction with Total; the conditions to the completion of the proposed transactions, including the receipt of Anadarko stockholder approval for the proposed transaction between Occidental and Anadarko; that the regulatory approvals required for the proposed transaction with Total may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction with Anadarko, including completion of any contemplated equity investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction with Anadarko and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction contemplated by the proposed transaction with Anadarko or the proposed transaction with Total; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction with Anadarko or the public announcement of the proposed transaction with Anadarko; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected.

Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”). Additional risks that may affect Anadarko’s results of operations appear in Part I, Item 1A “Risk Factors” of Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Anadarko’s other filings with the SEC. Additional risks related to the proposed transaction between Occidental and Anadarko appear in the definitive proxy statement/prospectus that is a part of Occidental’s registration statement on Form S-4, as amended (the “Registration Statement”), which was declared effective by the SEC on July 11, 2019, in connection with the proposed transaction between Occidental and Anadarko.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements.  Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction with Anadarko, Occidental has filed with the SEC the Registration Statement, containing a prospectus of Occidental that also constitutes a proxy statement of Anadarko. Anadarko mailed a definitive proxy statement/prospectus to stockholders of Anadarko.  In connection with the consent solicitation by Carl C. Icahn and certain related parties, Occidental has also filed with the SEC a consent revocation solicitation statement on Schedule 14A and mailed such consent revocation solicitation statement to stockholders of Occidental. This communication is not a substitute for the proxy statement/prospectus or the Registration Statement or other document Occidental and/or Anadarko has filed or may file with the SEC in connection with the proposed transaction between Occidental and Anadarko or a substitute for any consent revocation solicitation statement or other document that Occidental has filed or may file with the SEC in connection with any solicitation by Occidental.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT, THE CONSENT REVOCATION SOLICITATION STATEMENT (INCLUDING, IN EACH CASE, ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY OCCIDENTAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO, THE PROPOSED TRANSACTION WITH ANADARKO AND ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by Occidental and Anadarko free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental and Anadarko are also available free of charge by accessing their websites at www.oxy.com and www.anadarko.com, respectively.

Participants

Occidental, Anadarko and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction between Occidental and Anadarko. In addition, Occidental, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to a solicitation by Occidental. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019 and in its Form 8-K which was filed with the SEC on July 15, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Anadarko’s executive officers and directors is available in Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 29, 2019. To the extent holdings of Anadarko securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants is included in the Registration Statement, proxy statement/prospectus and is or will be included in other relevant documents filed with the SEC. These documents are or will be available free of charge from the sources indicated above.

Item 9.01  Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Purchase and Sale Agreement, dated as of August 3, 2019, between Occidental Petroleum Corporation and Total S.A.*

* Exhibits and schedules omitted pursuant to item 601(a)(5) of Regulation S-K. Occidental Petroleum Corporation agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION
By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President, Associate General Counsel and Corporate Secretary

Date: August 5, 2019